EXHIBIT 14 – CODE OF ETHICS

Code of Ethics for Principal Executive and Financial Officers

of Advant-e Corporation

Advant-e Corporation has adopted the following Code of Ethics for its President and Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions. The names of the covered persons are attached hereto as Exhibit A. This Code of Ethics helps uphold the Company’s standards of business conduct and ensures compliance with Section 406 of the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission rules. The purpose of this Code of Ethics is to provide reasonable standards to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to provide full, fair, accurate, timely, and understandable disclosure in reports and documents filed with the Securities and Exchange Commission and in other public communications; and to ensure compliance with governmental laws, rules and regulations. The Code of Ethics is important to the Company and its shareholders, employees, and business partners and is fundamental to the conduct of our business.

Employees covered by this Code of Ethics will, in matters related to their employment:

•	Act honestly, ethically and with integrity.

•	Avoid actual or apparent conflicts of interest in personal and professional relationships. Recognize that even the appearance of a conflict of interest can be damaging.

•	Provide information in reports and documents to the Securities and Exchange Commission, shareholders, and other members of the public that is full, fair, accurate, timely, and understandable with full and complete disclosures.

•	Comply with the laws, rules, and regulations of federal, state, and local governments and other applicable regulatory agencies.

•	Maintain the confidentiality of information; disclose confidential information only when authorized or legally obligated to do so.

•	Use corporate assets and resources responsibly and with appropriate stewardship.

•	Cooperate fully and directly with any auditor engaged in an independent audit or review of the Company’s financial statements and accounting records.

•	Report immediately to the Company’s General Counsel any conduct believed to be a violation of this Code of Ethics.

When any person reports a violation of this Code of Ethics to the company’s General Counsel, the General Counsel will immediately inform the Company’s Board of Directors and determine personally, or through a designee, if a violation occurred and if so, in concert with the Board of Directors, the appropriate course of action. Violations of this Code of Ethics can lead to disciplinary action up to and including termination of employment. If the Company suffers a loss it can pursue any and all legal remedies against the individual. To encourage reporting of potential violations, the Company will not retaliate or allow retaliation for good faith reports. The Company’s General Counsel will investigate all inquiries discretely and maintain within legal limits the confidentiality of anyone requesting guidance, reporting questionable behavior, or questioning compliance with this Code of Ethics.

This Code of Ethics is subject to continual review and is therefore subject to modification; however, only the Board of Directors can amend it. We will promptly disclose any change in, or waiver of, any provision of the Code of Ethics.

Exhibit A.

Persons Subject to the Advant-e Corporation Code of Ethics

President and Chief Executive Officer: Jason K. Wadzinski

Chief Accounting Officer: James E. Lesch

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